Exhibit 4.1

DESCRIPTION OF SECURITIES

As of March 1, 2022, the ordinary shares of Cyren Ltd. (“we,” “us,” “our” or the “Company”) were the Company’s only class of securities registered under Section 12(b) of the Securities Exchange Act of 1934, as amended.

The following description of our share capital is intended as a summary only and therefore is not a complete description of our share capital. This description is based upon, and is qualified by reference to, our Amended and Restated Articles of Association and applicable provisions of the Israeli Companies Law, 1999 and the regulations promulgated thereunder as in effect from time to time (the “Companies Law”). You should read our Amended and Restated Articles of Association, which is incorporated by reference as an exhibit to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission of which this Exhibit is a part, for the provisions that are important to you.

As of March 1, 2022, our authorized share capital consisted of 80,000,000 ordinary shares, NIS 3.00 par value.

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “CYRN.”

Description of Ordinary Shares

All issued and outstanding ordinary shares of Cyren Ltd. are duly authorized and validly issued, fully paid and non-assessable.

The ordinary shares do not have preemptive rights. The ordinary shares may generally be freely transferred under our Amended and Restated Articles of Association, unless the transfer is restricted or prohibited by applicable law or the rules of the stock exchange on which the shares are traded. Our Amended and Restated Articles of Association and the laws of the State of Israel do not restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except, under certain circumstances, with respect to ownership by subjects of countries which are, or have been, in a state of war with Israel.

Dividend and Liquidation Rights

The ordinary shares are entitled to their full proportion of any cash or share dividend duly declared. Cash or share dividend shall be considered as duly declared if it meets the “Profit Test” and the “Solvency Test”. According to the “Profit Test” a company may distribute cash or share divided out of its “profits” as defined in the Companies Law. According to the “Solvency Test” a company may distribute cash or share divided on condition that there is no reasonable concern that the distribution will prevent the company from meeting its existing and foreseeable obligations when they become due.

Distribution of cash or share divided which meets only the “Solvency Test” is subject to Court approval. For the purposes of the “Profit Test”, “profits” are defined as the higher of the balance of surplus or the surplus which was accumulated during the past two years, on the basis of the latest adjusted financial reports, audited or reviewed, prepared by the Company, following deduction of previous distributions if not already reduced from the surplus, provided that not more than six months have lapsed between the date in respect of which the financial reports were prepared and the date of distribution. “Adjusted financial reports” are defined as the financial reports adjusted to the CPI, or subsequent or replacement financial reports, all in accordance with accepted accounting principles. “Surplus” is defined as the amounts included in the Company’s equity originating from the net profit of the Company, as determined in accordance with accepted accounting principles, and other amounts included in the equity under accepted accounting principles which are not share capital or premiums, which are deemed to be profits.

Subjects to the rights of the holders of shares with preferential or other special rights that may be authorized, the holders of ordinary shares are entitled to receive dividends in proportion to the sums paid up or credited as paid up on account of the nominal value of their respective holdings of the shares in respect of which the dividend is being paid (without taking into account the premium paid up on the shares) out of assets legally available therefor and, in the event of our winding up, to share ratably in all assets remaining after payment of liabilities in proportion to the nominal value of their respective holdings of the shares in respect of which such distribution is being made, subject to applicable law. Declaration of a dividend which meets the “Profit Test” and “Solvency Test” requires approval by the Board of Directors, and if such dividend meets only the “Solvency Test”, is also subject to Court approval.

Under current Israeli regulations, any dividends or other distributions paid in respect of ordinary shares purchased by non-residents of Israel with certain non-Israeli currencies (including U.S. dollars) will be freely repatriated in such non-Israeli currencies at the rate of exchange prevailing at the time of conversion, provided that Israel income tax has been paid on or withheld from such payments.

Modification of Class Rights

If at any time the share capital is divided into different classes of shares, then, unless the conditions of allotment of such class provide otherwise, the rights, additional rights, advantages, restrictions and conditions attached or not attached to any class, at any given time, may be modified, enhanced, added or abrogated by resolution at a meeting of the holders of the shares of such class.

Special Provisions in Amended and Restated Articles of Association Relating To Directors and Executive Officers

The discussion regarding External Directors under “Item 10. Directors, Executive Officers and Corporate Governance – Director Independence” from the Annual Report on Form 10-K for the fiscal year ended December 31, 2021 is incorporated herein by reference.

Voting, Shareholder Meetings and Resolutions

Holders of ordinary shares have one vote for each share held on all matters submitted to a vote of shareholders.

An annual general meeting must be held once every calendar year at such time (not more than 15 months after the last preceding annual general meeting) and at such place, either within or outside the State of Israel, as may be determined by the Board of Directors. The quorum required for a general meeting of shareholders consists of at least two shareholders present in person or by proxy and holding at least one-third of the voting rights of the issued share capital. A meeting adjourned for lack of a quorum may be adjourned to the same day in the next week at the same time and place, or to such time and place as the Board of Directors may determine in a notice to shareholders. At such reconvened meeting any two shareholders entitled to vote and present in person or by proxy will constitute a quorum. Rule 5620(c) to Nasdaq Listing Rules requires that an issuer listed on Nasdaq should have a quorum requirement that in no case be less than 33 1/3% of the outstanding shares of the company’s common voting stock. However, as mentioned above, our Amended and Restated Articles of Association, consistent with the Companies Law, provides for a lower quorum requirement at an adjourned meeting.

Generally, shareholder resolutions will be deemed adopted if approved by the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting thereon. For certain matters as described under the Companies Law, there is a requirement that the majority include the affirmative vote of at least a majority of the votes cast by shareholders who are not controlling shareholders of the Company and/or which do not have a personal interest in the matter to be voted upon (where a personal interest may include the interests of representatives of such shareholder) or, alternatively, the total shareholdings of the votes cast against the proposal (other than by the Company’s controlling shareholders or interested parties in the matter to be voted upon) must not present more than two percent of the voting rights in the Company.

Anti-Takeover Provisions Under Israeli Law

Under the Companies Law, a merger is generally required to be approved by the board of directors of each of the merging companies after determination that the contemplated merger shall not adversely affect the ability of the surviving company to meet its obligations to its creditors as such become due and payable, and by the shareholders of each of the merging companies. If the share capital of the company that will not be the surviving company is divided into different classes of shares, the approval of each class is also required. In addition, a merger can be completed only after, among other things, thirty days have passed from the shareholders’ approval of each of the merging companies, all approvals have been submitted to the Israeli Registrar of Companies and at least fifty days have passed from the time that a proposal for approval of the merger was filed with the Registrar.

The Companies Law provides that in general, an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold 25% or more of the voting rights in the company, unless there is already another 25% shareholder of the company. Similarly, the Companies Law provides that in general, an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold more than 45% of the voting rights of the company, unless someone else already holds 45% of the voting power of the company.

Israeli tax law treats specified acquisitions, including a stock-for-stock swap between an Israeli company and a foreign company, less favorably than does U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to taxation before it would become taxable in the United States, even though the investment has not become liquid, although in the case of shares of a foreign corporation that are traded on a stock exchange, the tax may be postponed subject to certain conditions.

Transfer of Shares and Notices

Fully paid ordinary shares that are issued and not subject to any legal restrictions on transference may be transferred freely. Each shareholder of record is entitled to receive at least 21 days’ prior notice (and for certain matters, 35 days’ prior notice) before the date of a shareholder meeting and at least five days’ prior notice before the record date for the meeting. For purposes of determining the shareholders entitled to notice of and to vote at such meeting, the Board of Directors may fix a record date, which shall be between 4 and 40 days prior to the date of any shareholder meeting.

Changes in Our Capital

Changes in our capital are subject to the applicable provisions of the Companies Law and to the approval of the shareholders, generally by a majority of the votes of shareholders present by person or by proxy and voting at the shareholders meeting.

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